Wits Basin Precious Minerals Inc.
900 IDS Center, 80 South Eighth Street
Minneapolis, Minnesota 55402-8773

August 15, 2007

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W., Stop 7010
Washington, D.C. 20549

Attention: Ms. Carmen Moncada-Terry:

Re:	Wits Basin Precious Minerals Inc. (the “Company”)
Filed June 27, 2007
File No. 001-12401

Dear Ms. Moncada-Terry:

In response to your closing comments in your comment letter dated August 9, 2007 with respect to the above-referenced matters (the “Comment Letter”), the undersigned, on behalf of the Company, hereby acknowledges and represents the following:

1. The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

WITS BASIN PRECIOUS MINERALS INC.

By:	/s/ Mark D. Dacko
Mark D. Dacko
Title Chief Financial Officer